SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

LIN TV CORP.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

532774 10 6

(CUSIP Number)

Hicks Muse Fund III Incorporated

200 Crescent Court, Suite 1600

Dallas, Texas 75201

Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Denise M. Parent LIN TV Corp. One West Exchange Street, Suite 5A Providence, RI 02903 (401) 454-2880	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

June 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 18,122,111 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 18,122,111 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 18,122,111 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 33.4% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: HM3/GP Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 18,122,111 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 18,122,111 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 18,122,111 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 33.4% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks Muse GP Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 18,359,091 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 18,359,091 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 18,359,091 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 33.8% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks Muse Fund III Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 18,359,091 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 18,359,091 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 18,359,091 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 33.8% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: HM3 Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 236,980 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 236,980 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 236,980 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.4% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks, Muse & Co. Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 144,938 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 144,938 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 144,938 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.3% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: HM Partners Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 144,938 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 144,938 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 144,938 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.3% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,692,329 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,692,329 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,692,329 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 8.6% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 31,562 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 31,562 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 31,562 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: HM4 Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,723,891 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,723,891 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,723,891 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 8.7% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks, Muse GP Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 72,820 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 72,820 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 72,820 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks, Muse Latin America Fund I Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,723,891 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,723,891 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,723,891 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 8.7% (See Item 5)
14	Type of reporting person (see instructions) CO

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: HM4-EQ Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 72,820 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 72,820 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 72,820 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks, Muse GP Partners L.A., L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,723,891 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,723,891 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,723,891 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 8.7% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Hicks, Muse Fund IV, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 72,820 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 72,820 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 72,820 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) OO

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Muse Family Enterprises, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 1,404 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 1,404 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,404 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.003% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: JRM Interim Investors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 10,085 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 10,085 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 10,085 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.02% (See Item 5)
14	Type of reporting person (see instructions) PN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: JRM Management Company, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 11,489 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 11,489 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 11,489 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.02% (See Item 5)
14	Type of reporting person (see instructions) OO

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: John R. Muse
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 64,097 (See Item 5)
	8	Shared voting power 23,312,229 (See Item 5)
	9	Sole dispositive power 64,097 (See Item 5)
	10	Shared dispositive power 23,312,229 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 23,376,326 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 43.1% (See Item 5)
14	Type of reporting person (see instructions) IN

*	Voluntary, not mandatory

CUSIP NO. 532774 10 6

1	Name of reporting person: Andrew S. Rosen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 23,300,740 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 23,300,740 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 23,300,740 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 42.9% (See Item 5)
14	Type of reporting person (see instructions) IN

*	Voluntary, not mandatory

Item 1. Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of LIN TV Corp., a Delaware corporation (“LIN” or the “Company”). The principal executive offices of LIN are located at One West Exchange Street, Suite 5A, Providence, RI 02903.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

Name of Persons filing this Statement (the “Filing Parties”):

Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership (“Fund III”);

HM3/GP Partners, L.P., a Texas limited partnership (“HM3/GP Partners”);

Hicks Muse GP Partners III, L.P., a Texas limited partnership (“GP Partners III”);

Hicks Muse Fund III Incorporated, a Texas corporation (“Fund III Incorporated”);

HM3 Coinvestors, L.P., a Texas limited partnership (“HM3 Coinvestors”);

Hicks, Muse & Co. Partners, L.P., a Texas limited partnership (“HM&Co.”);

HM Partners Inc., a Texas corporation (“HM Partners”);

Hicks, Muse, Tate & Furst Equity Fund IV, L.P., a Delaware limited partnership (“Fund IV”);

Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., a Delaware limited partnership (“Private Fund IV”);

HM4 Partners, L.P., a Texas limited partnership (“HM4 Partners”);

Hicks, Muse GP Partners L.A., L.P., a Texas limited partnership (“GP Partners LA”);

Hicks, Muse Latin America Fund I Incorporated, a Texas corporation (“LA Fund I Incorporated”);

HM4-EQ Coinvestors, L.P., a Texas limited partnership (“HM4-EQ Coinvestors”);

Hicks, Muse GP Partners IV, L.P., a Texas limited partnership (“GP Partners IV”);

Hicks, Muse Fund IV, LLC, a Texas limited liability company (“Fund IV LLC”);

Muse Family Enterprises, Ltd., a Texas limited partnership (“MFE”);

JRM Interim Investors, L.P., a Texas limited partnership (“JRM”);

JRM Management Company, LLC, a Texas limited liability company (“JRM Management”);

John R. Muse (“Mr. Muse”); and

Andrew S. Rosen (“Mr. Rosen”).

Fund III

Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth below.

HM3/GP Partners

HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth below.

GP Partners III

GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP Partners and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth below.

Fund III Incorporated

Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of which serve as an executive officer of Fund III Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated.

HM3 Coinvestors

HM3 Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

HM&Co.

HM&Co. is a Texas limited partnership, the principal business of which is to provide investment management services to various companies and private investment funds affiliated with Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. The business address of HM&Co., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of HM&Co., is set forth below.

HM Partners

HM Partners is a Texas corporation, the principal business of which is to serve as the sole general partner of HM&Co. The business address of HM Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of HM Partners, is set forth below under “Directors and Executive Officers.” Each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by HM Partners.

Fund IV

Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Fund IV, is set forth below.

Private Fund IV

Private Fund IV is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private Fund IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4 Partners, the sole general partner of Private Fund IV, is set forth below.

HM4 Partners

HM4 Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund IV and Private Fund IV. The business address of HM4 Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners LA, the sole general partner of HM4 Partners, is set forth below.

GP Partners LA

GP Partners LA is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4 Partners. The business address of GP Partners LA, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to LA Fund I Incorporated, the sole general partner of GP Partners LA, is set forth below.

LA Fund I Incorporated

LA Fund I Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners LA. The business address of LA Fund I Incorporated, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of which serve as an executive officer of LA Fund I Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by LA Fund I Incorporated.

HM4-EQ Coinvestors

HM4-EQ Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM4-EQ Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4-EQ Coinvestors, is set forth below.

GP Partners IV

GP Partners IV is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4-EQ Coinvestors. The business address of GP Partners IV, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of GP Partners IV, is set forth below.

Fund IV LLC

Fund IV LLC is a Texas limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners IV. The business address of Fund IV LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of which serve as an executive officer of Fund IV LLC, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund IV LLC.

MFE

MFE is a Texas limited partnership, the principal business of which is to serve as a family investment entity. The business address of MFE, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to JRM Management, the sole general partner of MFE, is set forth below.

JRM

JRM is a Texas limited partnership, the principal business of which is to serve as a family investment entity. The business address of JRM, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to JRM Management, the sole general partner of JRM, is set forth below.

JRM Management

JRM Management is a Texas limited liability company, the principal business of which is to serve as the general partner of MFE and JRM. The business address of JRM Management, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Information with respect to John R. Muse and Lyn R. Muse, each of which serve as an executive officer of JRM Management, is set forth below under “Directors and Executive Officers.”

John R. Muse

The principal business address of Mr. Muse is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Mr. Muse is presently an executive officer of Hicks Muse and HM Capital Partners LLC (“HM Capital”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

Andrew S. Rosen

The principal business address of Mr. Rosen is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Mr. Rosen is presently an executive officer of Hicks Muse, HM Capital and Kainos Capital, LLC, private investment firms primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

Directors and Executive Officers

The principal business address, occupation and employer of each of Messrs. Muse and Rosen are described above. The principal business address of each of David W. Knickel, William G. Neisel and Lyn R. Muse is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Each of Messrs. Knickel and Neisel is presently an executive officer of Hicks Muse, HM Capital and Kainos Capital, LLC, private investment firms primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities. Ms. Muse is presently an executive officer of JRM Management, the general partner of two family investment entities, MFE and JRM.

(d) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On December 10, 2012, HM&Co. used its working capital to acquire (i) 127 shares of the Company’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), from HM 1-FOF Coinvestors, L.P. (“FOF Coinvestors”) for $5.48 per share (which was the closing price of Class A Common Stock on November 8, 2012), and (ii) 13,016 shares of Class B Common Stock from HM 4-EN Coinvestors, L.P. (“HM 4-EN Coinvestors”) for $5.48 per share (which was the closing price of Class A Common Stock on November 8, 2012).

On December 10, 2012, HM 4-P Coinvestors, L.P. (“HM 4-P Coinvestors”) distributed 8,329 shares of Class B Common Stock to its sole limited partner, HM&Co., in connection with HM&Co.’s redemption of its interests in HM 4-P Coinvestors.

Item 4. Purpose of Transaction

HM&Co. acquired the shares of Class B Common Stock from FOF Coinvestors and HM 4-EN Coinvestors as part of a plan to dissolve FOF Coinvestors and HM 4-EN Coinvestors, and received shares of Class B Common Stock from HM 4-P Coinvestors in connection with the redemption of its interests in HM 4-P Coinvestors. These transactions did not change the aggregate number of Class B Common Stock beneficially owned by the Filing Parties.

The last three paragraphs of Item 4 are replaced in their entirety with the following:

The Filing Parties hold the Company’s securities for investment. The Filing Parties may convert their shares of Class B Common Stock (and as a result, their share of the Company’s Class C Common Stock (“Class C Common Stock”)) into shares of Class A Common Stock from time to time and may sell such shares of Class A Common Stock from time to time. In addition, the Filing Parties may sell their shares of Class B Common Stock or Class C Common Stock from time to time.

On June 13, 2013, the Filing Parties gave notice to convert 2,500,000 shares of their Class B Common Stock into 2,500,000 shares of Class A Common Stock, which the Filing Parties expect to deposit into a plan of disposition adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. None of the Filing Parties currently has any plan or proposal to acquire additional securities of the Company except pursuant to stock-based awards that Mr. Muse may receive as a director of the Company. The Filing Parties will continually review their investment in the Company’s securities and, subject to market conditions, general economic conditions, contractual and legal restrictions and other factors, any Filing Party may in the future determine to acquire additional shares of Class B Common Stock, Class C Common Stock or other securities convertible into or exchangeable or exercisable for Class A Common Stock.

The Filing Parties intend to support the Company’s merger with and into LIN Media LLC, which will have the effect of converting the Company’s form of organization from a corporation to a limited liability company structure.

Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Filing Parties reserve the right to change their investment intent.

Item 5. Interest in Securities of Issuer

Item 5 is amended and restated as follows:

The Filing Parties currently hold Class A Common Stock, Class B Common Stock and Class C Common Stock. Also, Mr. Muse holds an option to purchase shares of Class A Common Stock. Each outstanding share of Class B Common Stock may be converted at the option of the holder into a share of Class A Common Stock or a share of Class C Common Stock, at any time, subject to the receipt of all requisite regulatory approvals and certain other conditions. The shares of Class C Common Stock convert automatically into shares of Class A Common Stock upon conversion of a majority of the shares of Class B Common Stock.

(a)

(1) Fund III may be deemed to beneficially own in the aggregate 1,926,499 shares of Class A Common Stock, 16,195,611 shares of Class B Common Stock and 1 share of Class C Common Stock, representing approximately 33.4%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(2) HM3/GP Partners may be deemed to beneficially own in the aggregate 1,926,499 shares of Class A Common Stock, 16,195,611 shares of Class B Common Stock and 1 share of Class C Common Stock, representing approximately 33.4%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(3) GP Partners III may be deemed to beneficially own in the aggregate 1,951,692 shares of Class A Common Stock, 16,407,398 shares of Class B Common Stock and 1 share of Class C Common Stock, representing approximately 33.8%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(4) Fund III Incorporated may be deemed to beneficially own in the aggregate 1,951,692 shares of Class A Common Stock, 16,407,398 shares of Class B Common Stock and 1 share of Class C Common Stock, representing approximately 33.8%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(5) HM3 Coinvestors may be deemed to beneficially own in the aggregate 25,193 shares of Class A Common Stock and 211,787 shares of Class B Common Stock, representing approximately 0.4%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(6) HM&Co. may be deemed to beneficially own in the aggregate 30,352 shares of Class A Common Stock and 114,586 shares of Class B Common Stock, representing approximately 0.3%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(7) HM Partners may be deemed to beneficially own in the aggregate 30,352 shares of Class A Common Stock and 114,586 shares of Class B Common Stock, representing approximately 0.3%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(8) Fund IV may be deemed to beneficially own in the aggregate 498,825 shares of Class A Common Stock and 4,193,504 shares of Class B Common Stock, representing approximately 8.6%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(9) Private Fund IV may be deemed to beneficially own in the aggregate 3,355 shares of Class A Common Stock and 28,207 shares of Class B Common Stock, representing approximately 0.1%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(10) HM4 Partners may be deemed to beneficially own in the aggregate 502,180 shares of Class A Common Stock and 4,221,711 shares of Class B Common Stock, representing approximately 8.7%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(11) GP Partners LA may be deemed to beneficially own in the aggregate 502,180 shares of Class A Common Stock and 4,221,711 shares of Class B Common Stock, representing 8.7%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(12) LA Fund I Incorporated may be deemed to beneficially own in the aggregate 502,180 shares of Class A Common Stock and 4,221,711 shares of Class B Common Stock, representing 8.7%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(13) HM4-EQ Coinvestors may be deemed to beneficially own in the aggregate 7,741 shares of Class A Common Stock and 65,079 shares of Class B Common Stock, representing approximately 0.1%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(14) GP Partners IV may be deemed to beneficially own in the aggregate 7,741 shares of Class A Common Stock and 65,079 shares of Class B Common Stock, representing approximately 0.1%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(15) Fund IV LLC may be deemed to beneficially own in the aggregate 7,741 shares of Class A Common Stock and 65,079 shares of Class B Common Stock, representing approximately 0.1%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(16) MFE may be deemed to beneficially own in the aggregate 149 shares of Class A Common Stock and 1,255 shares of Class B Common Stock, representing 0.003%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(17) JRM may be deemed to beneficially own in the aggregate 1,072 shares of Class A Common Stock and 9,013 shares of Class B Common Stock, representing 0.02%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(18) JRM Management may be deemed to beneficially own in the aggregate 1,221 shares of Class A Common Stock and 10,268 shares of Class B Common Stock, representing 0.02%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(19) Mr. Muse may be deemed to beneficially own in the aggregate 2,500,000 shares of Class A Common Stock, 20,876,325 shares of Class B Common Stock and 1 share of Class C Common Stock, representing approximately 43.1%, on an as-converted basis, of the outstanding shares of Class A Common Stock.

(20) Mr. Rosen may be deemed to beneficially own in the aggregate 2,491,965 shares of Class A Common Stock, 20,808,774 shares of Class B Common Stock and 1 share of Class C Common Stock, representing approximately 42.9% on an as-converted basis, of the outstanding shares of Class A Common Stock.

(b)

(1) Fund III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,926,499 shares of Class A Common Stock, 16,195,611 shares of Class B Common Stock and 1 share of Class C Common Stock as a result of the relationships described in (A) below.

(2) HM3/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,926,499 shares of Class A Common Stock, 16,195,611 shares of Class B Common Stock and 1 share of Class C Common Stock as a result of the relationships described in (A) below.

(3) GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,951,692 shares of Class A Common Stock, 16,407,398 shares of Class B Common Stock and 1 share of Class C Common Stock as a result of the relationships described in (A) below.

(4) Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,951,692 shares of Class A Common Stock, 16,407,398 shares of Class B Common Stock and 1 share of Class C Common Stock as a result of the relationships described in (A) below.

(5) HM3 Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 25,193 shares of Class A Common Stock and 211,787 shares of Class B Common Stock as a result of the relationships described in (A) below.

(6) HM&Co. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 30,352 shares of Class A Common Stock and 114,586 shares of Class B Common Stock as a result of the relationships described in (B) below.

(7) HM Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 30,352 shares of Class A Common Stock and 114,586 shares of Class B Common Stock as a result of the relationships described in (B) below.

(8) Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 498,825 shares of Class A Common Stock and 4,193,504 shares of Class B Common Stock as a result of the relationships described in (C) below.

(9) Private Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 3,355 shares of Class A Common Stock and 28,207 shares of Class B Common Stock as a result of the relationships described in (C) below.

(10) HM4 Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 502,180 shares of Class A Common Stock and 4,221,711 shares of Class B Common Stock as a result of the relationships described in (C) below.

(11) GP Partners LA has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 502,180 shares of Class A Common Stock and 4,221,711 shares of Class B Common Stock as a result of the relationships described in (C) below.

(12) LA Fund I Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 502,180 shares of Class A Common Stock and 4,221,711 shares of Class B Common Stock as a result of the relationships described in (C) below.

(13) HM4-EQ Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 7,741 shares of Class A Common Stock and 65,079 shares of Class B Common Stock as a result of the relationships described in (D) below.

(14) GP Partners IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 7,741 shares of Class A Common Stock and 65,079 shares of Class B Common Stock as a result of the relationships described in (D) below.

(15) Fund IV LLC has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 7,741 shares of Class A Common Stock and 65,079 shares of Class B Common Stock as a result of the relationships described in (D) below.

(16) MFE has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 149 shares of Class A Common Stock and 1,255 shares of Class B Common Stock as a result of the relationships described in (E) below.

(17) JRM has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,072 shares of Class A Common Stock and 9,013 shares of Class B Common Stock as a result of the relationships described in (E) below.

(18) JRM Management has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,221 shares of Class A Common Stock and 10,268 shares of Class B Common Stock as a result of the relationships described in (E) below.

(19) Mr. Muse has sole voting and dispositive power with respect 6,814 shares of Class A Common Stock and 57,283 shares of Class B Common Stock, and shared voting and dispositive power with respect to 2,493,186 shares of Class A Common Stock, 20,819,042 shares of Class B Common Stock and 1 share of Class C Common Stock as a result of the governance structure described in (F) below.

(20) Mr. Rosen has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,491,965 shares of Class A Common Stock, 20,808,774 shares of Class B Common Stock and 1 share of Class C Common Stock as a result of the governance structure described in paragraph (G) below.

(A) HM3/GP Partners is the sole general partner of Fund III and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock owned of record by Fund III. GP Partners III is the sole general partner of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock beneficially owned by HM3/GP Partners and the shares of Class A Common Stock and Class B Common Stock owned of record by HM3 Coinvestors. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock beneficially owned by GP Partners III.

All of the 1,926,499 shares of Class A Common Stock, 16,195,611 shares of Class B Common Stock and 1 share of Class C Common Stock for which Fund III has shared voting and dispositive power are held of record by Fund III. Of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock for which HM3/GP Partners, GP Partners III and Fund III Incorporated has shared voting and dispositive power, none of such shares are held of record by HM3/GP Partners, GP Partners III and Fund III Incorporated, respectively. All of the 25,193 shares of Class A Common Stock and 211,787 shares of Class B Common Stock for which HM3 Coinvestors has shared voting and dispositive power are held of record by HM3 Coinvestors.

(B) HM Partners is the sole general partner of HM&Co. and, therefore, may be deemed to be the beneficial owners of the shares of Class A and Class B Common Stock owned of record by HM&Co.

All of the 30,352 shares of Class A Common Stock and 114,586 shares of Class B Common Stock for which HM&Co. has shared voting and dispositive power are held of record by HM&Co. Of the shares of Class A Common Stock and Class B Common Stock for which HM Partners has shared voting and dispositive power, none of such shares are held of record by HM Partners.

(C) HM4 Partners is the sole general partner of each of Fund IV and Private Fund IV and, therefore, may be deemed to be the beneficial owner of the shares of Class A and Class B Common Stock owned of record by each of Fund IV and Private Fund IV. GP Partners LA is the sole general partner of HM4 Partners and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock and Class B Common Stock beneficially owned by HM4 Partners. LA Fund I Incorporated is the sole general partner of GP Partners LA and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock and Class B Common Stock beneficially owned by GP Partners LA.

All of the 498,825 shares of Class A Common Stock and 4,193,504 shares of Class B Common Stock for which Fund IV has shared voting and dispositive power are held of record by Fund IV. All of the 3,355 shares of Class A Common Stock and 28,207 shares of Class B Common Stock for which Private Fund IV has shared voting and dispositive power are held of record by Private Fund IV. Of the shares of Class A Common Stock and Class B Common Stock for which HM4 Partners, GP Partners LA and LA Fund I Incorporated has shared voting and dispositive power, none of such shares are held of record by HM4 Partners, GP Partners LA and LA Fund I Incorporated, respectively.

(D) GP Partners IV is the sole general partner of HM4-EQ Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock and Class B Common Stock owned of record by HM4-EQ Coinvestors. Fund IV LLC is the sole general partner of GP Partners IV and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock and Class B Common Stock beneficially owned by GP Partners IV.

All of the 7,741 shares of Class A Common Stock and 65,079 shares of Class B Common Stock for which HM4-EQ Coinvestors has shared voting and dispositive power are held of record by HM4-EQ Coinvestors. Of the shares of Class A Common Stock and Class B Common Stock for which GP Partners IV and Fund IV LLC has shared voting and dispositive power, none of such shares are held of record by GP Partners IV and Fund IV LLC, respectively.

(E) JRM Management is the sole general partner of MFE and JRM and, therefore, may be deemed to be the beneficial owners of the shares of Class A and Class B Common Stock owned of record by MFE and JRM.

All of the 149 shares of Class A Common Stock and 1,255 shares of Class B Common Stock for which MFE has shared voting and dispositive power are held of record by MFE. All of the 1,072 shares of Class A Common Stock and 9,013 shares of Class B Common Stock for which JRM has shared voting and dispositive power are held of record by JRM. Of the shares of Class A Common Stock and Class B Common Stock for which JRM Management has shared voting and dispositive power, none of such shares are held of record by JRM Management.

(F) All of the 6,814 shares of Class A Common Stock and 57,283 shares of Class B Common Stock for which Mr. Muse has sole voting and dispositive power are held of record by Mr. Muse. Of the to 2,493,186 shares of Class A Common Stock, 20,819,042 shares of Class B Common Stock and 1 share of Class C Common Stock for which Mr. Muse has shared voting and dispositive power, none of such shares are held of record by Mr. Muse. Mr. Muse has shared voting and dispositive power over 2,491,965 shares of Class A Common Stock, 20,808,774 shares of Class B Common Stock and 1 share of Class C Common Stock as a result of Mr. Muse being a member of the two-person committee that exercises voting and dispositive power over the shares beneficially owned by each of Fund III Incorporated, HM Partners, LA Fund I Incorporated and Fund IV LLC. Mr. Muse has shared voting and dispositive power over 1,221 shares of Class A Common Stock and 10,268 shares of Class B Common Stock as a result of indirectly beneficially owning MSE and JRM.

(G) Of the 2,491,965 shares of Class A Common Stock, 20,808,774 shares of Class B Common Stock and 1 share of Class C Common Stock for which Mr. Rosen has shared voting and dispositive power, none of such shares are held of record by Mr. Rosen and such shared voting and dispositive power is a result of Mr. Rosen being a member of the two-person committee that exercises voting and dispositive power over the shares beneficially owned by each of Fund III Incorporated, HM Partners, LA Fund I Incorporated and Fund IV LLC.

Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Class A Common Stock covered by this statement (or shares of Class B Common Stock or Class C Common Stock) not owned by him or it of record.

(c) Not applicable.

(d) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock, Class B Common Stock or Class C Common Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partners or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as set forth below in this Item 6, the rights to distributions, division of profits and other arrangements relating to the Company’s securities owned of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

The Filing Parties intend to support the Company’s merger with and into LIN Media LLC, which will have the effect of converting the Company’s form of organization from a corporation to a limited liability company structure.

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement, by and among Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/GP Partners, L.P., Hicks Muse GP Partners III, L.P., Hicks Muse Fund III Incorporated, HM3 Coinvestors, L.P., Hicks, Muse & Co. Partners, L.P., HM Partners Inc., Hicks, Muse Fund IV, LLC, Hicks, Muse GP Partners IV, L.P., HM4-EQ Coinvestors, L.P., Hicks, Muse Latin America Fund I Incorporated, Hicks, Muse GP Partners L.A., L.P., HM4 Partners, L.P., Hicks, Muse, Tate & Furst Equity Fund IV, L.P., Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., Muse Family Enterprises, Ltd., JRM Interim Investors, L.P., JRM Management Company, LLC, John R. Muse and Andrew S. Rosen, dated June 13, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013

HM3 COINVESTORS, L.P.

By:	Hicks Muse GP Partners III, L.P.,
its general partner

By:	Hicks Muse Fund III Incorporated,
its general partner

By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS, MUSE & CO. PARTNERS, L.P.

	By:	HM Partners Inc.,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HM PARTNERS INC.

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS, MUSE, TATE & FURST EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS, MUSE, TATE & FURST PRIVATE EQUITY FUND IV, L.P.

	By:	HM4 Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HM4 PARTNERS, L.P.

	By:	Hicks, Muse GP Partners L.A., L.P.,
its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS, MUSE GP PARTNERS L.A., L.P.

	By:	Hicks, Muse Latin America Fund I Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS, MUSE LATIN AMERICA FUND I INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HM4-EQ COINVESTORS, L.P.

	By:	Hicks, Muse GP Partners IV, L.P.,
its general partner

	By:	Hicks, Muse Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013

HICKS, MUSE GP PARTNERS IV, L.P.

By:	Hicks, Muse Fund IV, LLC,
its general partner

By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	HICKS, MUSE FUND IV, LLC

	By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	MUSE FAMILY ENTERPRISES, LTD.

	By:	JRM Management Company, LLC,
its general partner

	By:	/s/ John R. Muse
John R. Muse President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	JRM INTERIM INVESTORS, L.P.

	By:	JRM Management Company, LLC,
its general partner

	By:	/s/ John R. Muse
John R. Muse President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013	JRM MANAGEMENT COMPANY, LLC

	By:	/s/ John R. Muse
John R. Muse President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013

/s/ John R. Muse
John R. Muse

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2013

/s/ Andrew S. Rosen
Andrew S. Rosen

EXHIBIT INDEX

1.	Joint Filing Agreement, by and among Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/GP Partners, L.P., Hicks Muse GP Partners III, L.P., Hicks Muse Fund III Incorporated, HM3 Coinvestors, L.P., Hicks, Muse & Co. Partners, L.P., HM Partners Inc., Hicks, Muse Fund IV, LLC, Hicks, Muse GP Partners IV, L.P., HM4-EQ Coinvestors, L.P., Hicks, Muse Latin America Fund I Incorporated, Hicks, Muse GP Partners L.A., L.P., HM4 Partners, L.P., Hicks, Muse, Tate & Furst Equity Fund IV, L.P., Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., Muse Family Enterprises, Ltd., JRM Interim Investors, L.P., JRM Management Company, LLC, John R. Muse and Andrew S. Rosen, dated June 13, 2013.